EXHIBIT 3.1

CERTIFICATE OF CHANGE

OF

GENERAL ELECTRIC COMPANY

(Under Section 805-A of the
Business Corporation Law of the State of New York)

1. The name of the corporation is General Electric Company. It was incorporated under the name General Electric Company.

2. The Certificate of Incorporation of said corporation was filed by the Department of State on April 15, 1892, following the creation of General Electric Company pursuant to a Special Act of the New York Legislature, Chapter 323, Laws of 1892, effective April 15, 1892.

3. The following was authorized by the Board of Directors:

To change the post office address to which the Secretary of State shall mail a copy of process in any action or proceeding against the corporation which may be served on him, and to restate Section 7 of the Certificate of Incorporation in its entirety as set forth below:

Section 7. Agent for Process

The Secretary of State of the State of New York is designated as the agent of the corporation upon whom process against it may be served, and the post office address to which the Secretary of State shall mail a copy of such process served upon him or her is Vice President, Litigation, General Electric Company, 5 Necco Street, Boston, MA 02210.

/s/ Christoph A. Pereira
Christoph A. Pereira
Vice President, Chief Risk Officer, and
Chief Corporate Counsel

CERTIFICATE OF CHANGE OF GENERAL ELECTRIC COMPANY UNDER SECTION 805-A OF THE BUSINESS CORPORATION LAW

Filed by:	Christoph A. Pereira
Vice President, Chief Risk Officer and Chief Corporate Counsel
General Electric Company
5 Necco Street
Boston, MA 02210